ORRICK

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December 1, 2003

Johannes K. Gäbel
212-506-5355
jgabel@orrick.com

VIA CERTIFIED MAIL
RETURN RECEIPT REQUESTED

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: FJH AG (the "Company")
<u>File No. 82-5077</u>

Dear Sir or Madam:

Subsequent to our submission of November 13, 2003, enclosed please find a Press Release of FJH AG dated November 25, 2003.

Please do not hesitate to contact the undersigned should you have any questions regarding the above.

Very truly yours,

Johannes K. Gäbel
U.S. Authorized Representative

JKG/dv
Enclosure

Press Release

FJH AG: KPMG audit confirms that accounting is correct

- "Unbilled receivables" entry correctly reported and valued
- Complete audit presented to public prosecutor today

Munich, 25 November 2003 – The Management Board of TecDAX-quoted consulting and software company FJH AG has had a detailed assessment of the "unbilled receivables" entry in its balance sheet conducted by well-known audit firm KPMG Bayerische Treuhand in order to refute the allegations brought against the company about this aspect of its accounts. The report, which was presented today and immediately passed on to the public prosecutor, clearly demonstrates that the allegations are completely false and without substance.

The audit investigated the "unbilled receivables" entries on the balance sheet for the dates 31.12.2002 and 30.06.2003. In their assessment, the auditors state without reservation that these receivables have been correctly accounted for and are in complete conformity with IAS guidelines. All the receivables shown in this item on the balance sheet are matched by actual orders.

The Management Board of FJH AG called in KPMG to assess its balance sheet as soon as the anonymous allegations were made known. KPMG Bayerische Treuhand had never done any work for FJH or any of its subsidiaries before, so the complete neutrality and impartiality of the auditors is assured.

For further information please contact:

Martina Fassbender, FJH AG, Leonhard-Moll-Bogen 10, 81373 Munich,
Phone +49 89/769 01 517, Fax +49 89/769 01 606, E-Mail: martina.fassbender@fjh.com